FORM 4

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

                       Filed pursuant to Section 16(a) of
                         the Securities Exchange Act of
                           1934, Section 17(a) of the
                   Public Utility Holding Company Act of 1935
             or Section 30(f) of the Investment Company Act of 1940


             |_| Check this box if no longer subject to Section 16.
                 Form 4 or Form 5 obligations may continue.
                 See Instruction 1(b).

(Print or Type Responses)

1.   Name and Address of Reporting Person*

         Infogrames Entertainment SA
         (Last)         (First)           (Middle)

         84 rue du 1er Mars 1943
                        (Street)

         Villeurbanne   France            69100
         (City)         (State)           (Zip)

2.   Issuer Name and Ticker or Trading Symbol

         Infogrames, Inc. (GTIS)

3.   IRS or Social Security Number of Reporting Person (Voluntary)

4.   Statement for Month/Year

         August 2000

5.   If Amendment, Date of Original
         (Month/Year)

6.   Relationship of Reporting Person(s) to Issuer (Check all applicable)

  ___  Director

  ___  Officer (give title below)

  _X_  10% Owner

  ___  Other (specify below)

7.   Individual or Joint/Group Filing (Check Applicable Line)

  ___  Form filed by One Reporting Person

  _X_  Form filed by More than One Reporting Person


                  Table I - Non-Derivative Securities Acquired,
                       Disposed of, or Beneficially Owned


1.   Title of Security:
      (Instr. 3)

     TRANSACTION:
     common stock, par value $0.01 per share ("Common Stock")

2.   Transaction Date:
      (Month/Day/Year)

     8/30/00

3.   Transaction Code:
      (Instr. 8)

     Code          V
      P

4.   Securities Acquired (A) or Disposed of (D):
      (Instr. 3, 4 and 5)

     Amount      (A) or (D)       Price
     200,000         A            $21.00 per share

5.   Amount of Securities Beneficially Owned at End of Issuer's
     Fiscal Year:
      (Instr. 3 and 4)

     12,625,992

6.   Ownership Form:   Direct (D) or Indirect (I):
      (Instr. 4)

     I

7.   Nature of Indirect Beneficial Ownership:
      (Instr. 4)

     By subsidiary corporation (a)


Explanation of Responses:

(a) These securities are owned by California U.S. Holdings, Inc., a wholly owned subsidiary of Infogrames Entertainment SA.

           Table II - Derivative Securities Acquired, Disposed of, or
            Beneficially Owned (e.g., puts, calls, warrants, options,
                             convertible securities)


1.   Title of Derivative Security:
      (Instr. 3)

2.   Conversion or Exercise Price of Derivative Security:

3.   Transaction Date :
      (Month/Day/Year)

4.   Transaction Code:
      (Instr. 8)

          Code        V

5.   Number of Derivative Securities Acquired (A) or Disposed of (D):
      (Instr. 3, 4 and 5)

             (A)                (D)

6.    Date Exercisable and Expiration Date:
       (Month/Day/Year)

           Date Exercisable             Expiration Date

7.   Title and Amount of Underlying Securities:
       (Instr. 3 and 4)

            Title                          Amount or Number of Shares

8.   Price of Derivative Security:
      (Instr. 5)

9.   Number of Derivative Securities Beneficially Owned at End of Year:
      (Instr. 4)

10.  Ownership Form of Derivative Security:   Direct (D) or Indirect (I):
       (Instr. 4)

11.  Nature of Indirect Beneficial Ownership:
       (Instr. 4)



**  Intentional misstatements or    /s/ Bruno Bonnell                 9/13/00
    omissions of facts constitute   -----------------------          -----------
    Federal Criminal Violations.    Name:  Bruno Bonnell               Date
See 18 U.S.C. 1001 and              Title: Chief Executive Officer
    15 U.S.C. 78ff(a).


Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.

                            Joint Filer Information



Name:                              California U.S. Holdings, Inc.

Address:                           c/o Infogrames Entertainment SA
                                   84 rue du 1er Mars 1943
                                   Villeurbanne, France 69100

Designated Filer:                  Infogrames Entertainment SA

Issuer & Ticker Symbol:            Infogrames, Inc. (GTIS)

Date of Event Requiring Statement: August 30, 2000



California U.S. Holdings, Inc.             Infogrames, Inc.



By: /s/ Bruno Bonnell     Date: 9/13/00    By: /s/ Bruno Bonnell   Date: 9/13/00
    --------------------        --------       --------------------      -------
    Name:  Bruno Bonnell                       Name:  Bruno Bonnell
    Title: Chief Executive Officer             Title: Chief Executive Officer